

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Stephen J. Smith
Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, Florida 33027

> RE: Form 10-K for the year ended June 30, 2009
> Form 10-Q for the period ended September 30, 2009
> Definitive Proxy Statement on Schedule 14A filed October 13, 2009
> File No. 1-6370

Dear Mr. Smith:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Cover page

2. We note that you disclose that your common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. We also note that pursuant to SEC Release No. 34-54240 your common stock traded on NASDAQ under the symbol "RDEN," was automatically registered under Section 12(b) of the Exchange Act when NASDAQ was in transition to become a national securities exchange. Please disclose that your common stock is registered under section 12(b) of the Act and disclose the name of each exchange on which the common stock is registered pursuant to Form 10-K instructions.

MD&A

Overview, page 26

3. Gross margins for the first half of fiscal 2009 were impacted by expenses of approximately $18.9 million, before taxes, relating to Liz Claiborne inventory that was purchased at a higher cost prior to the effective date of the license agreement. Please expand your disclosures to further describe the nature of these charges, including if the charges were due to you selling inventory at prices less than what you paid for the inventory. Please also tell us if you have any additional inventory that was purchased at a higher cost prior to the license agreement and whether any lower of cost of market adjustments have been recorded related to this inventory.

4. Your disclosures on page 63 indicate that your provision for sales returns has increased by 16% from $51.2 million for the year ended June 30, 2008 to $59.8 million for the year ended June 30, 2009. Your provision for bad debt has increased by 109% from $1.4 million for the year ended June 30, 2008 to $2.9 million for the year ended June 30, 2009. You state on page 30 that you grant certain of your customers, subject to your authorization and approval, the right to either return products for credit against amounts previously billed or to receive a markdown allowance. Given the significant increase in sales returns, please disclose the factors and circumstances that led you to authorize and approve a significant more amount of returns in the current period as well as whether you expect these factors and circumstances to continue in future periods. In a similar manner, please discuss the increase in your bad debt expense. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates

Allowances for Sales Returns and Markdowns, page 30

5. Upon sale, you record a provision for product returns and markdowns estimated based on historical and projected experience, economic trends and changes in

customer demand.   In light of the recent revenue declines in the year ended June 30, 2009 and the three months ended September 30, 2009 as well as the increases in sales returns and markdowns, please expand your discussion to address the impact of these trends and conditions on how you estimate sales returns and markdowns. Please consider expanding your disclosure regarding the significant estimates and assumptions used to arrive at these estimates. For example, if you are using a percentage of sales to estimate returns and markdowns, please consider disclosing the percentage or range of percentages. Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes. Please show us in your supplemental response what the revisions will look like.

Results of Operations, page 32

Year Ended June 30, 2009 Compared to the Year Ended June 30, 2008, page 34

6. You list various factors that led to changes in your benefit from/provision for income taxes from the year ended June 30, 2008 to the year ended June 30, 2009. Please quantify the impact of each factor or consider providing a quantitative discussion regarding the impact of each significant jurisdiction. You should also address whether you expect these same factors to impact your income taxes in future periods. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like.

7. Your current presentation of the total of all three segments' profit, which was $94.4 million for the year ended June 30, 2009, when presented outside of your SFAS 131 note to the financial statements constitutes a non-GAAP financial measure. Please remove the total amount, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

8. It appears that your results of operations can be materially impacted by gains (losses) associated with the settlement of your foreign currency contracts. In this regard, please expand your discussion of net sales, gross margin, and selling, general, and administrative expenses to specifically quantify and discuss the impact of these contracts for each period presented.

Financial Statements

Consolidated Balance Sheets, page 50

9. Please present goodwill on a separate line item on your consolidated balance sheets. Refer to paragraph 43 of SFAS 142.

Consolidated Statements of Operations, page 51

10. SAB Topic 11:B states that depreciation should not be positioned in the statement of
operations in a manner which results in reporting a figure for income before
depreciation. Your current presentation of gross profit results in the presentation of
income before depreciation. Please revise your presentation to comply with SAB
Topic 11:B. If you continue to present this amount outside of the financial
statements, please clearly indicate that this is a non-GAAP financial measure and
correspondingly provide the disclosures required by Item 10(e) of Regulation S-K.

Consolidated Statements of Cash Flows, page 55

11. If accounts payable or another liability account contains property and equipment
additions, please disclose in a footnote the related amounts as of each balance sheet
date. Please supplementally confirm that you do not include these amounts in cash
used by investing activities until the subsequent period in which the cash payment is
made. Please ensure that supplemental information about non-cash transactions is
disclosed pursuant to paragraph 32 of SFAS 95.

Notes to the Financial Statements

Note 6. Inventories, page 64

12. Please address the following in regards to the "turnkey" model you implemented
during fiscal 2009 with your contract manufacturers:
   • Please disclose how the inventory is accounted for, including the raw materials
     purchased by the manufacturer. You should disclose if this inventory is included
     in your inventory amounts as well as the corresponding amount included; and
   • Please disclose at what point you record revenue related to these products and
     how you determined your revenue recognition for these products was in
     accordance with SAB Topic 13:A.
   Please show us in your supplemental response what the revisions will look like.

Note 9. Short-Term Debt, page 66

13. Your credit facility has only one financial maintenance covenant, which is a debt
service coverage ratio. In addition to your current disclosures of the required ratio,
please disclose the actual ratio as of each reporting date if it is reasonably likely that
you will not be able to meet such covenants. Please also consider showing the
specific computation used to arrive at the actual ratio with corresponding
reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the
SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the
Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your
supplemental response what the revisions will look like.

Note 12. Income Taxes, page 70

14. In light of your domestic losses before income taxes for each of the two years ended
    June 30, 2009, please expand your disclosures to provide additional insight on how
    you determined it is more likely than not that you will realize your deferred tax assets
    recorded for your domestic net operating loss carryforwards. In this regard, please
    consider each of the following points in your disclosures:
    • Please discuss the nature of the positive and negative evidence that you
      considered, how that evidence was weighted, and how that evidence led you to
      determine it was not appropriate to record a valuation allowance on these deferred
      income tax assets. You should consider discussing the significant estimates and
      assumptions used in your analysis;
    • Please include an explanation of the anticipated future trends included in your
      projections of future taxable income;
    • Please disclose that the deferred tax liabilities you are relying on in your
      assessment of the realizability of your deferred tax assets will reverse in the same
      period and jurisdiction and are of the same character as the temporary differences
      giving rise to the deferred tax assets; and
    • Please separately disclose the amount of deferred tax assets recorded related to
      domestic net operating loss carryforwards and correspondingly the amount of pre-
      tax income that you need to generate to realize these deferred tax assets. In a
      similar manner, disclose the amount of deferred tax assets recorded related to
      foreign net operating loss carryforwards and correspondingly the amount of pre-
      tax income that you need to generate to realize these deferred tax assets.
    Please show us in your supplemental response what the revisions will look like.

15. In March 2009 you repatriated $3.2 million of undistributed international earnings
    from one of your foreign subsidiaries. Taxes were not established on the balance of
    approximately $148 million of undistributed earnings of foreign subsidiaries, since
    these earnings are deemed to be permanently reinvested. Please address the
    following:
    • Please tell us whether you had previously considered the $3.2 million of
      undistributed international earnings to be permanently reinvested. If so, please
      tell us at what point you determined that they would not be; and
    • Please tell us the country from which these earnings were repatriated as well as
      the facts and circumstances that led you to repatriate these earnings.   Please tell
      us whether there are additional undistributed earnings located in this country and
      how you were able to determine that these remaining earnings should be
      considered permanently reinvested. Please refer to paragraph 12 of APB No. 23.
    Please show us in your supplemental response what the revisions will look like.

Note 19. Segment Data and Related Information, page 89

16. In the notes to the table segment data, you discuss certain components of unallocated corporate expenses. For example, for the year ended June 30, 2009, you discuss $31.3 million of the $57.9 million of unallocated corporate expenses. Please discuss the nature of the remaining components. Please also expand your segment MD&A to separately discuss with quantification business reasons for significant changes between periods in the unallocated corporate amounts. Please show us in your supplemental response what the revisions will look like.

Exhibits, page 94

17. We note that it appears you have not filed on EDGAR certain exhibits and schedules to the credit agreements you have filed as exhibits 10.1, 10.4, 10.5, 10.6 and 10.7 to the Form 10-K. Please refer to Item 601(b)(10) of Regulation S-K. Please file these exhibits and schedules in your next Exchange Act filing.

Certifications

18. Please file the certifications exactly as set forth in Item 601(b)(31)(i). We note that you inserted "annual" before "report" in paragraph 2.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

19. Please address the above comments in your interim filings as well.

MD&A

Overview, page 22

20. Please consider expanding your discussion of the Global Efficiency Re-engineering initiative to discuss with quantification the expected effects on future earnings and cash flows resulting from the initiative as well as the initial period in which those effects are expected to be realized. Refer to SAB Topic 5:P.4.

21. Accounts receivable, net increased from $190.3 million at June 30, 2009 to $269.6 million at September 30, 2009, which represents an increase of 42%. Please disclose the factors that led to these increases especially given that net sales have decreased in recent periods. You should also discuss whether you expect these factors or trends to continue in future periods. Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your

accounts receivable and the likelihood as to whether charges may need to be recorded. You should also consider including an analysis of days sales outstanding with a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

22. Given that inventory represents approximately 35% of your total current assets as of September 30, 2009, please consider what quantitative disclosures can be provided to convey to investors any risks associated with the realizability of your inventories and the likelihood as to whether charges may need to be recorded. As such, please consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 30

23. Please expand your liquidity and capital resources discussion to address the following:
   * For each of the three years ended June 30, 2009, net cash was provided from operating activities. For the periods ended September 30, 2009 and September 30, 2008, net cash was used in operating activities. Please expand your disclosures to address the factors that resulted in net cash used instead of provided in the first quarters of both years, including if this is a recurring seasonal timing issue;
   * You believe that existing cash and cash equivalents, internally generated funds and borrowings under your credit facility will be sufficient to cover debt service, working capital requirements and capital expenditures for the next twelve months, other than additional working capital requirements that may result from further expansion of your operations through acquisitions of additional brands, new product launches or licensing or distribution arrangements. Please clarify whether there are currently any outstanding commitments related to the acquisition of additional brands, new product launches, or licensing or distribution arrangements; and
   * Please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents which are available for use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., the amounts which could be repatriated along with any corresponding tax effect of repatriating these amounts, as well as the amounts that are restricted by laws to be used in other countries.
   Please show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED OCTOBER 13, 2009

Security Ownership of Certain Beneficial Owners and Management, page 3

24. With respect to the shares beneficially owned by NWQ Investment Management Company, M&G Investment Management Limited and M&G Investment Funds 1, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially owned by such security holders in future filings. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Annual Executive Officer Compensation Analysis, page 15

25. We note that you disclose that you target each element of compensation against peer companies for your named executive officers. In particular, it appears that you target CEO salary at 25% to 75% of composite market values and other executive officer salaries at 35% to 85% of composite market values. In view of the wide range of the targeted salary amounts, in future filings please elaborate on the significance of these targets and how you use them and other factors to determining salaries. We note that you have discussed the reasons for the salary increases, but it is less clear how base salary is actually determined.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

Rufus Decker
Accounting Branch Chief